

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2017

Via E-mail
Jonathan L. Wilcox
Chief Financial Officer
American Renal Associates Holdings, Inc.
500 Cummings Center
Beverly, Massachusetts 01915

    Re: American Renal Associates Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed March 8, 2017
            File No. 001-37751

Dear Mr. Wilcox:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining